Consent of Independent Registered Public Accounting Firm
The Board of Directors
Phreesia, Inc.:

We consent to the incorporation by reference in the registration statement (No. 333-232832) on Form S-8 of Phreesia, Inc. of our report dated April 23, 2020, with respect to the balance sheets of Phreesia, Inc. as of January 31, 2020 and 2019, and the related statements of operations, redeemable preferred stock and stockholders’ equity (deficit), and cash flows for each of the years in the three-year period ended January 31, 2020, and the related notes, which report appears in the January 31, 2020 annual report on Form 10-K of Phreesia, Inc.

/s/ KPMG LLP
Philadelphia, Pennsylvania
April 23, 2020